Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-188625

Supplementing the Preliminary Prospectus

Supplements Dated May 15, 2013

(To Prospectus dated May 15, 2013)

Tesla Motors, Inc.

Concurrent Offerings of

3,393,793 Shares of Common Stock

(the “Common Stock Offering”)

and

1.50% Convertible Senior Notes due 2018

(the “Convertible Notes Offering”)

The information in this pricing term sheet relates to the Common Stock Offering and the Convertible Notes Offering (together, the “Offerings”) and should be read together, with (i) the preliminary prospectus supplement dated May 15, 2013 relating to the Common Stock Offering (together with the accompanying prospectus dated May 15, 2013, the “Common Stock Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and (ii) the preliminary prospectus supplement dated May 15, 2013 relating to the Convertible Notes Offering (together with the accompany prospectus dated May 15, 2013, the “Convertible Notes Preliminary Prospectus Supplement” and, together with the “Common Stock Preliminary Prospectus Supplement,” the “Preliminary Prospectus Supplements”), including the documents incorporated by reference therein, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

The information in this pricing term sheet supersedes and updates the information in the Preliminary Prospectus Supplements to the extent inconsistent therewith.

Issuer:	Tesla Motors, Inc., a Delaware corporation (the “Issuer”)

Ticker / Exchange for Common Stock:	TSLA / The NASDAQ Global Select Market (“NASDAQ”)

Pricing Date:	May 16, 2013

Settlement Date:	May 22, 2013

Total Transaction Size:	Approximately $968 million in gross proceeds from the Common Stock Offering, Convertible Notes Offering and subsequent private placement (or approximately $1.075 billion if the underwriters’ options to purchase additional shares of Common Stock and additional Notes are both exercised in full).

Common Stock Offering

Securities Offered:	Common stock of the Issuer, par value $0.001 per share (the “Common Stock”)

Shares Offered:	3,393,793 shares of Common Stock (or 3,902,862 shares if the underwriters’ option to purchase an additional 509,069 shares of Common Stock is exercised in full)

Shares of Common Stock Outstanding Following the Common Stock Offering:

118,554,833 shares of Common Stock (or 119,660,174 shares of Common Stock if the underwriters’ option to purchase additional shares is exercised in full and Mr. Musk purchases additional shares of common stock in the subsequent private placement)

NASDAQ Last Reported Sale Price on May 16, 2013:	$92.20 per share of Common Stock

Price to Public:	$92.24 per share of Common Stock

Underwriting Discount:	$1.029053 per share of Common Stock. $3.5 million in aggregate ($4.0 million in aggregate if the underwriters’ option to purchase additional shares of Common Stock is exercised in full).

Net Proceeds:

The Issuer estimates that the net proceeds from the Common Stock Offering will be approximately $309.1 million (or $355.5 million if the underwriters’ option to purchase additional shares of Common Stock is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Issuer.

The Issuer intends to use (1) approximately $452.4 million of the net proceeds from the Common Stock Offering and the concurrent Convertible Notes Offering for the prepayment of the DOE Loan Facility, (2) approximately $50.9 million of the net proceeds from the Offerings to pay the cost of the convertible note hedge transactions entered into in connection with the Convertible Notes Offering (after such cost is partially offset by the proceeds to the Issuer from the warrant transactions described in “Concurrent Note Hedge and Warrant Transactions” in the Common Stock Preliminary Prospectus Supplement) and (3) the remaining net proceeds from the Offerings and the Issuer’s subsequent private placement to Mr. Musk, if any, for general corporate purposes.

Elon Musk share purchase:	Mr. Elon Musk, Chief Executive Officer of the Issuer and Chairman of the Board of Directors of the Issuer, is purchasing up to an aggregate of 1,084,129 shares of Common Stock for an aggregate purchase price of approximately $100 million, of which 487,857 shares of Common Stock will be purchased in the Common Stock offering at the public offering price, for an aggregate purchase price of approximately $45.0 million, and of which 596,272 shares of Common Stock will be purchased directly from the Issuer at the public offering price in a subsequent private placement, for an aggregate purchase price of approximately $55.0 million.

Sole Book-Running Manager:	Goldman, Sachs & Co.

Convertible Notes Offering

Securities Offered:	1.50% Convertible Senior Notes due 2018 (the “Notes”)

Aggregate Principal Amount Offered:

$600,000,000 aggregate principal amount of Notes (or $660,000,000 aggregate principal amount of Notes if the underwriters’ option to purchase an additional $60,000,000 principal amount of Notes is exercised in full)

Maturity:	June 1, 2018, unless earlier purchased or converted

Interest Rate:	1.50% per annum, accruing from May 22, 2013

Interest Payment Dates:	June 1 and December 1 of each year, beginning on December 1, 2013

Price to Public:	100% of the principal amount of the Notes plus accrued interest, if any, from May 22, 2013

Conversion Premium:	Approximately 35% above the Price to Public in the Common Stock Offering

Initial Conversion Price:	Approximately $124.52 per share of Common Stock

Initial Conversion Rate:	8.0306 shares of Common Stock per $1,000 principal amount of Notes

Underwriting Discount:	$17.50 per Note $10.5 million in aggregate (or $11.6 million in aggregate if the underwriters’ option to purchase additional Notes is exercised in full)

Net Proceeds:	The Issuer estimates that the net proceeds from the Convertible Notes Offering will be approximately $589.0 million (or $648.0 million if the underwriters’ option to purchase additional Notes is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Issuer.

The Issuer intends to use (1) approximately $452.4 million of the net proceeds from the Convertible Notes Offering and the concurrent Common Stock Offering for the prepayment of the DOE Loan Facility, (2) approximately $50.9 million of the net proceeds from the Offerings to pay the cost of the convertible note hedge transactions entered into in connection with the Convertible Notes Offering (after such cost is partially offset by the proceeds to the Issuer from the warrant transactions described in “Description of Note Hedge and Warrant Transactions” in the Convertible Notes Preliminary Prospectus Supplement) and (3) the remaining net proceeds from the Offerings and the Issuer’s subsequent private placement to Mr. Musk, if any, for general corporate purposes.

If the underwriters exercise their option to purchase additional Notes, the Issuer may sell additional warrants and use a portion of the net proceeds from the sale of the additional Notes, together with the proceeds from the additional warrants, to enter into additional convertible note hedge transactions and for general corporate purposes.

Convertible Note Hedge Transactions and Warrant Transactions:

In connection with the pricing of the Notes, the Issuer has entered into privately negotiated convertible note hedge transactions with one or more of the underwriters or their respective affiliates or other financial institutions (“hedge counterparties”). The convertible note hedge transactions will cover, subject to customary anti-dilution adjustments, the number of shares of Common Stock that will initially underlie the Notes. The Issuer also has entered into warrant transactions with the hedge counterparties relating to the same number of shares of Common Stock, with a strike price of $184.48, subject to customary anti-dilution adjustments.

The convertible note hedge transactions are expected to reduce potential dilution to Common Stock and/or offset potential cash payments the Issuer is required to make in excess of the principal amount upon any conversion of Notes. However, the warrant transactions could separately have a dilutive effect to the extent that the market price per share of Common Stock exceeds the applicable strike price of the warrants on the applicable expiration dates.

If the underwriters exercise their option to purchase additional Notes, the Issuer may enter into additional convertible note hedge and warrant transactions.

CUSIP:	88160R AA9

ISIN:	US88160RAA95

Joint Book-Running Managers:	Goldman, Sachs & Co. Morgan Stanley & Co. LLC J.P. Morgan Securities LLC

Adjustment to Conversion Rate Upon Conversion In Connection With a Make- Whole Fundamental Change:

The following table sets forth the number of additional shares of Common Stock, if any, by which the conversion rate will be increased for conversions in connection with a “make-whole fundamental change” (as defined in the Convertible Notes Preliminary Prospectus Supplement):

	Stock Price
Effective Date	$92.24	$100.00	$110.00	$124.52	$130.00	$140.00	$150.00	$160.00	$180.00	$200.00	$225.00
May 22, 2013	2.8107	2.4135	1.8298	1.1978	1.0104	0.7247	0.4999	0.3251	0.0968	0.0039	0.0000
June 1, 2014	2.8107	2.4594	1.8655	1.2240	1.0341	0.7447	0.5166	0.3387	0.1034	0.0008	0.0000
June 1, 2015	2.8107	2.4801	1.8760	1.2270	1.0358	0.7451	0.5170	0.3397	0.1054	0.0014	0.0000
June 1, 2016	2.8107	2.4626	1.8450	1.1889	0.9976	0.7093	0.4857	0.3142	0.0925	0.0009	0.0000
June 1, 2017	2.8107	2.3463	1.7029	1.0378	0.8494	0.5728	0.3664	0.2152	0.0388	0.0000	0.0000
June 1, 2018	2.8107	1.9694	1.0603	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case:

•

if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates based on a 365-day year, as applicable;

•

if the stock price is greater than $225.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate; and

•

if the stock price is less than $92.24 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 10.8413, subject to adjustment in the same manner as the conversion rate as set forth under “––Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

Changes to Information in the Preliminary Prospectus Supplements

The following changes are made to the information set forth in the applicable Preliminary Prospectus Supplement, and will be reflected in the applicable final prospectus supplement for the applicable Offering.

The following information set forth under the heading “Capitalization” in the applicable Preliminary Prospectus Supplement, and will be reflected in the applicable final prospectus supplement for the applicable Offering is updated as follows:

CAPITALIZATION

The following table sets forth our unaudited cash and cash equivalents, restricted cash, the current portion of long term debt and capitalization as of March 31, 2013:

•	on an actual basis;

•

on an as-adjusted basis to give effect to the sale of the shares of common stock in our common stock offering and the sale of shares of our common stock to Mr. Musk in our subsequent private placement but not the application of the net proceeds therefrom; and

•

on an as-further-adjusted basis to give effect to our sale of notes in our convertible notes offering, the sale of the shares of common stock in our common stock offering and our subsequent private placement, after deducting the underwriting discount and estimated offering expenses payable by us, and the application of the net proceeds from our convertible notes offering, our common stock offering and our subsequent private placement, as described in “Use of Proceeds”.

You should read this table in conjunction with “Use of Proceeds” as well as our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the related notes, incorporated by reference into the accompanying prospectus and our annual report on Form 10-K for the fiscal year ended December 31, 2012 and our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2013, incorporated by reference herein.

	As of March 31, 2013
	Actual	As Adjusted for the Common Stock Offering and our Subsequent Private Placement	As Further Adjusted for the Convertible Notes Offering, the Common Stock Offering and our Subsequent Private Placement
	(unaudited) (in thousands, except share and per share data)
Cash and cash equivalents	$214,417	$578,468	$678,768	(1)

Restricted cash (2)	$21,763	$21,763	$7,163

Long-term debt, current portion	$50,841	$50,841	$—	(3)

Common stock warrant liability	$—	$—	$—
Capital lease obligations, less current portion	10,460	10,460	10,460
Long-term debt:
DOE Loan Facility, less current portion	388,785	388,785	—	(3)
1.50% convertible senior notes due 2018	—	—	600,000	(4)

Total long-term debt	388,785	388,785	600,000

Stockholders’ equity:
Preferred stock, par value $0.001; 100,000,000 shares authorized, no shares issued and outstanding, actual; no shares issued and outstanding, as adjusted and as further adjusted	—	—	—
Common stock, par value $0.001; 2,000,000,000 shares authorized; 115,161,040 shares issued and outstanding, actual; 119,151,105 shares issued and outstanding, as adjusted and as further adjusted	115	119	119
Additional paid-in capital	1,222,825	1,586,872	1,535,972	(4)
Accumulated deficit	(1,054,357)	(1,054,357)	(1,054,357)

Total stockholders’ equity	168,583	532,634	481,734

Total capitalization	$567,828	$931,879	$1,092,194

(1)	Gives effect to the repayment in full of the DOE Loan Facility with $452.4 million of the net proceeds from our convertible notes offering and our common stock offering, including payment of prepayment premium in connection with the early repayment of the DOE Loan Facility. Also gives effect to our net payment of approximately $50.9 million to enter into convertible note hedge warrant transactions (after such cost is partially offset by the proceeds to us from the warrant transactions).

(2)	The restricted cash includes $14.6 million deposited in dedicated DOE accounts in accordance with the requirements of our DOE Loan Facility which will be used primarily for repayment of all principal and interest that will come due on June 15, 2013. Restricted cash also includes security deposits held by vendors as part of the vendors’ standard credit policies, security deposits related to lease agreements and equipment financing, and certain refundable reservation payments segregated in accordance with state consumer protection regulations. Upon consummation of our convertible notes offering and our common stock offering and the repayment of the DOE Loan Facility in full, the $14.6 million deposited in dedicated DOE accounts will be returned to us by the DOE.
(3)	Gives effect to the repayment in full of the DOE Loan Facility with proceeds from our convertible notes offering and our common stock offering.
(4)	Reflects on an as-further-adjusted basis the issuance of $600 million aggregate principal amount of notes in our convertible notes offering. In accordance with ASC 470-20, a convertible debt instrument that may be settled entirely or partially in cash is required to be separated into a liability and equity component, such that interest expense reflects the issuer’s nonconvertible debt interest rate. Upon issuance, a debt discount will be recognized as a decrease in debt and an increase in additional paid-in capital. The debt component will accrete up to the principal amount over the expected term of the debt. ASC 470-20 does not affect the actual amount that we are required to repay, and the amount shown in the table above for the notes does not reflect the debt discount that we will be required to recognize or the related increase to additional paid-in capital. Additional paid-in capital is reduced as a result of the net cost of the convertible note hedge transactions and the warrant transactions.

The following information set forth under the heading “Summary Consolidated Financial Information” in the applicable Preliminary Prospectus Supplement, and will be reflected in the applicable final prospectus supplement for the applicable Offering is updated as follows:

SUMMARY CONSOLIDATED FINANCIAL DATA

	Fiscal Year Ended December 31, 2012	Three Months Ended March 31, 2013
Pro forma ratio of earnings to fixed charges(1)(2)	—	1.4x

(1)	For the purpose of calculating such ratios, “earnings” consist of income from continuing operations before income taxes plus fixed charges and “fixed charges” consist of interest expense (net of capitalized portion), capitalized interest, amortization of debt discount and the portion of rental expense representative of interest expense. Earnings were inadequate to cover the fixed charges by $427.1 million for the year ended December 31, 2012.
(2)	Pro forma ratio of earnings to fixed charges is calculated as follows:

	Fiscal Year Ended December 31, 2012	Three Months Ended March 31, 2013
	(in thousands)
Earnings:
As calculated based on historical earnings	$(391,510)	$13,156

Pro forma fixed charges:
Fixed charges as calculated based on historical fixed charges	$11,811	$3,545
Add: Interest expense related to convertible senior notes used to repay DOE Loan Facility	31,303	8,055
Subtract: Interest expense related to DOE Loan Facility previously outstanding during the period	(7,532)	(2,068)

Total fixed charges, as adjusted	$35,582	$9,532

Pro forma ratio of earnings to fixed charges	—	1.4x

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplements and accompanying prospectus) with the Securities and Exchange Commission (the “SEC”) for the Common Stock Offering and Convertible Note Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplements and accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offerings. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.

Alternatively, any underwriter or any dealer participating in the Common Stock Offering will arrange to send you the Common Stock Preliminary Prospectus Supplement and accompanying prospectus if you request it by calling Goldman, Sachs & Co., toll free at (866) 471-2526.

Alternatively, any underwriter or any dealer participating in the Convertible Notes Offering will arrange to send you the Convertible Notes Preliminary Prospectus Supplement and accompanying prospectus if you request it by calling Goldman, Sachs & Co., toll free at (866) 471-2526, Morgan Stanley & Co. LLC, toll free at (866) 718-1649, or J.P. Morgan Securities LLC, toll free at (866) 803-9204.

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